FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event.

Front Line Management Modifications

Ciudad Autónoma de Buenos Aires, October 7, 2026

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Front Line Management Modifications.

With due consideration:

I am pleased to address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform you that, with the aim of continuing to drive Artificial Intelligence (AI)-based transformation and fully harness its potential, the current AI Transformation & Engineering Division will evolve into two separate first-line Divisions, both reporting to the Executive Chairman: the AI Transformation Division and the Engineering Division.

This new structure reaffirms the focus on developing critical capabilities and on the deployment and adoption of AI solutions at scale across the organization.

Under this new structure, Leandro Alvarez, who has until now headed the AI Transformation & Engineering Division, will assume leadership of the AI Transformation Division, while Alejandro Baccino will assume leadership of the Engineering Division.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-06-26 N° 11.116 L.127 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: October 7, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer